SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ENBRIDGE INC.
(Name of issuer)

Common Shares
(Title of Class of Securities)

29250N105
(CUSIP Number)

Soulef Hadjoudj
Noverco inc.
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

1	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Noverco Inc.
-------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
-------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
-------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
31,356,000 Common Shares
-------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
3,344,000 Common Shares
-------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
  31,356,000 Common Shares
-------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
 3,344,000 Common Shares
------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
34,700,000 Common Shares
-------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
-------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
9,42%
-------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
CO
-------------------------------------------------------------------------------------------------------------

Item 1

(a)	Name of Issuer:
This statement on Schedule 13G relates to the Common Shares of Enbridge Inc., a  Canadian corporation.

(b)	Address of Issuer's Principal Executive Offices:
The principal executive offices of Enbridge Inc. are located at 3000 Fifith Avenue Place, 425 - 1st Street SW, Alberta, T2P 3L8, Canada.
Item 2

(a)	Name of person filing:

This statement is being filed by Noverco Inc., a company incorporated pursuant to  the laws of the Province of Québec

(b)	Address or principal business office or, if none, residence:

The address of principal business office of Noverco Inc. is 1000, Place Jean-Paul-  Riopelle, Montréal, Québec, H2Z 2B3, Canada.

(c)	Citizenship: Canada

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 29250N105

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned: 34,700,000

(b)	Percent of Class: 9,42%

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote: 31,356,000 Common Shares
(ii)	shared power to vote or direct the vote: 3,344,000 Common Shares
(iii)	sole power to dispose or to direct the disposition: 31,356,000 Common Shares
(iv)	shared power to dispose or to direct the disposition: 3,344,000 Common Shares.

Item 5 - Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Trencap L.P. (Formerly Capital Infragaz L.P.), a limited partnership created under the Laws of the Province of Québec, owns a 50.38 % interest in the Common Shares of Noverco Inc., which owns (i) directly 31,356,000 Common Shares of Enbridge Inc., representing approximately 8.51 % of the issued and outstanding Common Shares of Enbridge Inc., and (ii) indirectly through Gaz Méttro Inc., a company incorporated pursuant to the Laws of the Province of Québec and a wholly-owned subsidiary of Noverco Inc., 3,344,000 Common Shares of Enbridge inc., representing approximately 0.91 % of the issued and outstanding Common Shares of Enbridge Inc.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: January 21, 2008

s/ Soulef Hadjoudj
-----------------------------------------------------------------------
Signature

Soulef Hadjoudj, Legal Counsel
Name / Title